PURCHASE AGREEMENT AND ESCROW INSTRUCTIONS

THIS PURCHASE AGREEMENT AND ESCROW INSTRUCTIONS ("Agreement"), dated as of December 21, 2012, is entered into by and between Imperial Morningstar Land LLC, a Delaware limited liability company ("Seller"), and Coast Imperial Partners, a California General Partnership, and S&W Seed Company, a Nevada corporation ("Buyer"). This Agreement constitutes (i) a contract of purchase-and-sale and (ii) escrow instructions to First American Title Insurance Company as escrow holder, whose consent appears at the end of this Agreement.

RECITALS

1.   **The Property**. Seller owns certain real property in the City of Imperial, California, the legal description of which is set forth on Exhibit "A" attached hereto ("the Property").

2.   **Purchase and Sale**. Seller and Buyer wish to enter into a transaction pursuant to which Buyer shall purchase the Property from Seller subject to the terms set forth below.

DEFINITIONS

In addition to the definitions contained elsewhere in this Agreement, unless the context otherwise indicated, the following terms shall have the meanings as set forth in this Article:

"**Business Day**" means any day other than Saturday, Sunday or any legal state or national holiday observed in the State of California.

"**Cash**" means (i) currency, (ii) a check or checks currently dated, payable to Escrow Holder or order and honored upon presentation for payment, or (iii) funds wire-transferred or otherwise deposited into Escrow Holder's account at Escrow Holder's direction, in each event in U.S. dollars.

"**Close of Escrow**" and "**Closing**" means the date the Seller's Grant Deed and any other documents to be recorded on closing pursuant to the terms hereof are filed for record.

"**Closing Date**" has the meaning set forth in Section 11.1.

"**Control**" means owning, directly or indirectly, fifty percent (50%) or greater of the voting power of an entity.

"**Escrow Holder**" means First American Title Insurance Company, 3131 Camino Del Rio North, Suite 190, San Diego, CA 92108.

"**Feasibility Period**" is described in Section 2.2 below.

"**Lease**" means that certain Amended Lease Agreement between C.B.M. Ginning Company, as lessee and Seller as lessor dated as of January 1, 2010.

"**Opening of Escrow**" means the date that this Agreement has been signed by Buyer and Seller and the Escrow Officer has executed the Consent of Escrow Holder attached hereto as part of this Agreement.

"**Title Insurer**" means First American Title Insurance Company, 4380 La Jolla Village Drive, Suite 200, San Diego, CA 92122.

ARTICLE 1

PURCHASE PRICE AND $100 PAYMENT

1.1   **$100 Payment.** Concurrently with the execution of this Agreement, Buyer will deliver to Escrow Holder the sum of One Hundred Dollars ($100.00) which on receipt by Escrow Holder and shall be given to and retained by Seller as consideration for entering into this Agreement (the "$100 Payment").

1.2   **Purchase Price.** Subject to the terms and conditions of this Agreement, Seller shall sell and Buyer shall buy the Property for the sum of (i) One Million Six Hundred Thirty Seven Thousand Two Hundred Fifty Dollars ($1,637,250.00) (the "Purchase Price"). On or before one (1) Business Day prior to the Closing Date, Buyer shall deposit with Escrow Holder the Purchase Price in Cash and all other amounts due by Buyer hereunder in order to complete the Close of Escrow.

ARTICLE 2

BUYER'S FEASIBILITY AND RIGHT TO ENTER THE PROPERTY

2.1   **Limit on Escrow Holder's Responsibility.** Escrow Holder shall have no concern with, responsibility for, nor liability for this Article.

2.2   **Feasibility Period.** Buyer shall have through 5:00 p.m. Pacific Time on December 27, 2012 (the "Feasibility Period") to conduct such investigations, testing and inspections of the Property as deemed necessary or appropriate by Buyer. Buyer's satisfaction with the Property and its feasibility for Buyer's intended purposes is referred to as the "Feasibility Condition." If Buyer is not satisfied, in Buyer's sole discretion, with the Property in Buyer's sole discretion, Buyer may terminate this Agreement by notifying Seller and Escrow Holder in writing at any time on or before 5:00 p.m. (Pacific Time) on the last day of the Feasibility Period. Failure of Buyer to deliver a notice of termination to Seller and Escrow Holder by the end of the Feasibility Period shall be deemed Buyer's approval of the Feasibility Condition.

2.3   **Property Information.** On or before (3) Business Days after the Opening of Escrow Seller shall deliver to Buyer copies of all environmental reports, surveys, engineering reports, development plans, and conditions of approval for the Property in Seller's possession or control, if any. All information delivered to or provided or made available to Buyer by Seller or its consultants, contractors, or affiliates is referred to as the "Property Information". Buyer expressly acknowledges and agrees that the Property Information shall not include, and Seller shall have no obligation to deliver or make available to Buyer any market analysis, appraisal, or broker's opinions of value with respect to the Property, Seller's books, records and files records related to the financial affairs of Seller or the Property, or any other proprietary, privileged or confidential information relating to the Property. Seller makes no representations or warranties that any Property Information is complete or accurate, and any reliance by Buyer on such information or data shall be at Buyer's risk and subject to confirmation by Buyer.

2.4　　**Confidentiality.** Buyer shall treat as strictly confidential, and shall cause all its employees, agents, contractors, consultants and subcontractors to treat as strictly confidential, all information obtained in making any inspection of the Property and in conducting Buyer's feasibility analysis, including all Property Information; provided, however, this provision shall terminate and be of no further force or effect upon the Close of Escrow. Notwithstanding the above, Buyer may share information obtained in making its inspection of the Property with such of its employees, shareholders, directors, officers and investors on a need to know basis in connection with Buyer's analysis of the Property and intended uses thereof provided such persons have agreed to preserve the confidentiality of such information as set forth above. The provisions of this Section 2.4 shall survive the termination of this Agreement.

ARTICLE 3

TITLE

3.1　　**Preliminary Title Report.** Seller has delivered a preliminary title report for the Property to Buyer and Seller (the "PTR"). Buyer shall until 5:00 p.m. Pacific Time on December 21, 2012 to notify Seller and Title Company what exceptions to title shown thereon, if any, are unacceptable to Buyer ("Disapproved Exceptions"). Buyer's failure to deliver to Seller written notice of any Disapproved Exceptions within such time period shall be deemed approval by Buyer of all exceptions to title reported in the PTR. In the event Buyer shall give notice of any Disapproved Exception, Seller shall have three (3) Business Days after receipt of such notice to notify Buyer and Escrow Holder either (1) that Seller will cure or insure over such Disapproved Exception; or (2) that Seller will not cure or insure over such Disapproved Exception. Seller's failure to give such notice with respect to a Disapproved Exception shall constitute an election not to cure or insure over such Disapproved Exception; provided, however, that Seller shall cure any Disapproved Exception which is a deed of trust encumbering the Property and any delinquent property taxes or assessments. Seller shall keep the Property free and clear of all monetary liens and encumbrances not reflected in the PTR, except for current real property taxes. In the event Seller elects or is deemed to elect not to cure or insure over any Disapproved Exception, Buyer shall have the option at any time prior to the end of the Feasibility Period to terminate this Agreement by notice to Seller and Escrow Holder to that effect, and no party shall have any further rights or obligations under this Agreement except those which by their terms, survive the termination hereof.

3.2　　**Title Policy.** At Closing, Buyer's title to the Property shall be insured by a Standard Coverage ALTA Owner's Policy of Title Insurance in the amount of the Purchase Price, insuring title to the Property in Buyer subject only to (1) Title Company's standard exceptions and exclusions, (2) the lien of supplemental taxes assessed pursuant to California Revenue and Taxation Code Sections 75, et seq., resulting from this transaction, (3) exceptions to title approved by Buyer or deemed approved by Buyer pursuant to Section 3.1, and (4) such deeds of trust or other exceptions to title caused or created by or for the benefit of Buyer. Buyer may, at Buyer's option and at Buyer's expense, direct Escrow Holder to procure an ALTA Extended Coverage Policy of Title Insurance or endorsements which expand coverage. Any updated or new survey shall be at Buyer's expense.

3.3 **Failure of Seller to Cure.** In the event Seller elects to cure any Disapproved Exception but is unable, despite Seller's commercially reasonable efforts, to do so by the Closing Date, Buyer may (i) terminate this Agreement and receive a full refund of the $100 Payment), or (ii) elect to waive its objection to the Disapproved Exception(s) in question and proceed to close escrow.

ARTICLE 4

ESCROW INSTRUCTIONS

4.1 If requested by Escrow Holder, Buyer and Seller shall execute further escrow instructions to Escrow Holder that are consistent with the terms of this Agreement and that incorporate Escrow Holder's general provisions. In the event of any conflict between such escrow instructions and this Agreement the terms in the body of this Agreement shall prevail unless such escrow instructions specifically provide that they modify this Agreement.

ARTICLE 5

CONDITIONS PRECEDENT TO CLOSING

5.1 **Conditions to Buyer's Obligation to Close.** Buyer's obligation to close Escrow under this Agreement shall be subject to the satisfaction or written waiver, in whole or in part, by Buyer of each of the following conditions precedent:

      (a)   <u>Feasibility</u>. Buyer shall have approved the Feasibility Condition.

      (b)   <u>Title Policy</u>. The Title Company shall have committed to issue the Title Policy in the form prescribed in Section 3.2.

      (c)   <u>Representations and Warranties</u>. Seller's representations and warranties set forth in this Agreement shall be true and correct in all material respects as of the Close of Escrow.

      (d)   <u>Material Default</u>. Seller shall not be in material default of any term or condition of this Agreement.

The foregoing conditions are conditions precedent in favor of Buyer and may be waived by Buyer at its election.

5.2 **Conditions to Seller's Obligation to Close.** Seller's obligation to close Escrow under this Agreement shall be subject to the satisfaction or written waiver, in whole or in part, by Seller of each of the following conditions precedent:

(a)   Purchase Price. Buyer shall have delivered the $100 Payment and the Purchase Price and all prorations and closing costs for which Buyer is responsible in Escrow pursuant to the provisions set forth herein.

(b)   Representations and Warranties. Buyer's representations and warranties set forth in this Agreement shall be true and correct in all material respects as of the Close of Escrow.

(c)   Material Default. Buyer shall not be in material default of any term or condition of this Agreement.

The foregoing conditions are conditions precedent in favor of Seller and may be waived by Seller at its election.

5.3   **Effect of Failure of a Condition Precedent.** In the event any condition precedent set forth in this Article 5 is not satisfied or waived within the applicable time period, the party in whose favor the condition exists may thereafter terminate this Agreement by giving written notice of termination to the other party provided that the party giving notice is not in material breach of its obligations under the Agreement. Upon any such termination, subject to the provisions of Section 11.5, each party shall return any documents, plans, studies, or other items which were previously delivered by the other party, the $100 Payment shall be returned to the Buyer, and neither party shall have any further obligation to the other except for those provisions of this Agreement which survive termination of this Agreement pursuant to Section 16.6. In addition, if this Agreement is terminated for any reason other than Seller's default, Buyer shall deliver to Seller at no cost to Seller and without representation or warranty as to the accuracy, completeness or right of Seller to rely thereon, copies of all surveys, plans, and all other documents, studies and reports including any documents, studies or reports regarding environmental, soils or property entitlement matters prepared by or for Buyer with respect to the Ploperty, but excluding any financial analyses prepared by Buyer for the Property.

ARTICLE 6

BUYER'S DELIVERIES TO ESCROW HOLDER AND SELLER

6.1   **Closing Deposit and Documents.** No later than December 27, 2012, Buyer shall deliver to Escrow Holder all sums required to be paid by Buyer through this Escrow, including:

(a)   The Purchase Price.

(b)   Sums payable pursuant to Article 9 below and an Assignment and Assumption of Lease in the form of Exhibit "D", duly executed by Buyer.

ARTICLE 7

SELLER'S DELIVERIES TO ESCROW HOLDER

7.1   **Documents.** At least one (1) Business Day prior to the Closing Date, Seller shall deliver to Escrow Holder the following documents:

(a)   A fully executed Grant Deed in the form attached as Exhibit "B" to this Agreement.

(b)   Appropriate certifications, including without limitation a Foreign Investment in Real Property Tax Act ("FIRPTA") Certificate and California Form 593-C, evidencing that neither Buyer nor Escrow Holder are required to withhold Seller's closing funds pursuant to Internal Revenue Code Section 1445 and California Revenue and Taxation Code Section 18662(e).

(c)   An Assignment and Assumption of Lease in the form of Exhibit "D", duly executed by Seller.

ARTICLE 8

CONDEMNATION/CASUALTY

8.1   **Risk of Loss/Condemnation.** If, prior to the Close of Escrow, the Property is (a) damaged by reason of earthquake, rain, flooding or other cause, the cost of which to repair or restore exceeds five percent (5%) of the Purchase Price for the Property ("**Material Damage**"), or (b) all or a portion of the Property in excess of five percent (5%) of the Property is condemned, or written notice of intent to condemn is provided to Seller, by any legally constituted governmental authority ("**Material Condemnation**"), then, Buyer, as its sole recourse, shall have the right to terminate this Agreement by delivery of written notice thereof to Seller within ten (10) Business Days after Buyer's receipt of written notice of any such Material Damage or Material Condemnation, unless, with respect to Material Damage, Seller elects to repair such damage. If Buyer fails to so terminate this Agreement, or if any damage to the Property is not Material Damage, or the condemnation is not Material Condemnation, then Buyer shall not be released from any obligation to purchase the Property and, when sold, the Property shall be sold to Buyer in its then "as is" condition with no reduction in the Purchase Price, except that if Seller has not caused the damage to be repaired prior to the Close of Escrow, Seller shall pay or assign to Buyer any insurance proceeds payable for such damage to the Property, and shall assign to Buyer all condemnation proceeds payable for such condemnation of the Property at Close of Escrow. Notwithstanding the foregoing, if any damage is caused by Buyer or its agents, employees, contractors, consultants, subcontractors, or affiliates then such damage shall be repaired by Buyer at Buyer's expense, and Buyer shall have no right to terminate this Agreement by reason of such damage.

8.2   **Obligations Following Close of Escrow.** Buyer shall assume all risk of loss with respect to, and all responsibility for, the Property upon the Close of Escrow. Buyer shall accept all responsibility for the slopes, irrigation, landscaping, erosion control, permanent monuments, utilities, storm drain systems, and all other improvements within the Property immediately upon the Close of Escrow.

8.3   **Survival.** The provisions of this Article 8 shall survive the Close of Escrow.

ARTICLE 9

PRORATIONS, FEES, COSTS AND REIMBURSEMENTS

9.1   **Taxes.** Escrow Holder shall prorate (that is, apportion) between the parties, in Cash, to Close of Escrow, on the basis of a thirty (30) day month, general and special real estate taxes and assessments, based on the regular tax bill for the fiscal year in which the escrow closes. If such tax bill has not been issued as of the Closing Date, such proration shall be based on the regular tax bill for the fiscal year preceding that in which the escrow closes. The proration of taxes and assessments shall be without regard to any supplemental assessments levied pursuant to California Revenue and Taxation Code Sections 75 and following unless such supplemental taxes have been levied and shown on a tax bill. In the event that a separate tax bill has not been issued, Escrow Holder shall apportion general and special real estate taxes and assessments based upon a written apportionment statement, based on land area, prepared by Seller and reasonably approved by Buyer, which approval shall not be unreasonably withheld.

9.2   **Supplemental Taxes.** Escrow Holder shall have no responsibility for this Section. Should any supplemental taxes be levied and billed after Close of Escrow pursuant to California Revenue and Taxation Code Sections 75 and following, such taxes shall be the obligation of Buyer except for supplemental taxes levied by reason of improvements or transfers which occurred before Close of Escrow, which portion, if any, shall be the obligation of Seller. Seller shall pay supplemental taxes, if any, for which Seller is responsible within thirty (30) days after Buyer provides Seller with a demand for payment accompanied with reasonable documentation from the County that such sum is payable by Seller pursuant to this Section.

9.3   **Seller's Charges; Recorded Deed Not To Show Documentary Transfer Tax Amount.** Seller shall pay (i) the County and any City Documentary Transfer Tax, (ii) the ALTA Standard title policy premium (but not the added premium for an extended ALTA policy), (iii) one-half ('/2) of Escrow Holder's fee, and (iv) usual seller's document-drafting and recording charges. Unless Buyer gives Escrow Holder instructions to the contrary, and provided the County Recorder so allows, Escrow Holder shall, at Close of Escrow, cause the Grant Deed to be recorded without setting forth the amount of County and any City Documentary Transfer Tax paid by Seller. The Grant Deed may show such amount after it is recorded.

9.4   **Buyer's Charges.** Buyer shall pay (i) one-half ('/2) of Escrow Holder's fee, (ii) recording fees, (iii) the extra premium for any ALTA Extended Coverage Title Policy or any endorsements over and above that of the premium of the ALTA Standard Owner's Title Policy, (iv)   any loan fees, recording fees, and loan title policy costs related to any financing that Buyer may obtain and (v) usual buyer's document-drafting and recording charges

9.5   **Property Tax Reassessment Relief.** Buyer or Seller may apply for Property Tax Reassessment Relief with the County Assessor, provided that if such relief is granted, and a refund is forthcoming from the County, such refund shall be prorated (that is, apportioned) between the parties, as of the Close of Escrow, on the basis of a thirty (30) day month. The parties recognize that any such refund may come in the form of a check or in the form of an offset against future taxes. Seller shall receive the benefit of any property tax relief for any period prior to the Close of Escrow, and if Seller has paid, or been charged with in this

Agreement, property taxes that are subsequently relieved in any portion or any way, Buyer shall pay Seller the amount thereof within thirty (30) days of receipt of a reimbursement or credit for subsequent taxes received by Buyer.

9.6 **Rent.** Escrow Holder shall prorate rent payable under the Lease to Close of Escrow, on the basis of an annual lease payment of $23,968 per year on a calendar year basis.

9.7 **Survival.** The provisions of this Article 9 shall survive the Close of Escrow.

ARTICLE 10

DISTRIBUTION OF FUNDS AND DOCUMENTS

10.1 **Disbursements.** All disbursements by Escrow Holder shall be made by wire transfer, unless a party unilaterally instructs Escrow Holder, prior to Close of Escrow, to proceed otherwise, in which case, Escrow Holder shall disburse such party's proceeds from this escrow pursuant to such unilateral instruction.

10.2 **Delivery of Instruments.** At the close of this escrow, Escrow Holder shall deliver each non-recorded instrument received by Escrow Holde, if any, to the payee or person (i) acquiring rights under the instrument, or (ii) for whose benefit the instrument was acquired, such documents to be sent by United States mail (or held for personal pickup, if requested).

10.3 **Delivery of Cash.** Escrow Holder shall, at the close of this escrow, deliver by wire transfer (or shall hold for personal pickup, if requested) (i) to Seller, or order, the balance of the Purchase Price to which Seller shall be entitled, and (ii) to Buyer, or order, any excess funds delivered to Escrow Holder by Buyer.

10.4 **Delivery of Copy of Instruments.** Escrow Holder shall, at Close of Escrow, deliver to Seller a conformed copy of Seller's recorded Grant Deed and each document recorded to place title in the condition required by this Agreement.

ARTICLE 11

CLOSE OF ESCROW AND ESCROW INSTRUCTIONS

11.1 **Close of Escrow.** Unless otherwise agreed to in writing by Buyer and Seller, Close of Escrow shall occur on or before December 31, 2012 ("Closing Date"). If Escrow does not close on or before December 31, 2012 escrow is terminated and this Agreement will automatically terminate without further act of any party hereto.

11.2 **Termination of Escrow.** Escrow Holder will have no liability or responsibility for determining whether or not a party giving a _notice of termination is in default under this Agreement. Within three (3) Business Days after receipt of a termination notice from one party, Escrow Holder shall deliver one (I) copy of the notice to the other party. Unless written objection to termination of this escrow is received by Escrow Holder within ten (10) days after Escrow Holder delivers the notice to the other party, or the notice of termination otherwise directs, Escrow Holder shall promptly terminate this escrow and return all funds and documents held by it to the party depositing the same, except that Escrow Holder may retain such funds and documents usually retained by escrow agents in accordance with standard escrow termination procedures. If written objection to the termination of this escrow is delivered to Escrow Holder within the ten (10) day period, Escrow Holder is authorized to hold all funds and documents delivered to it in connection with this escrow and Escrow Holder may, in Escrow Holder's sole discretion, take no further action until otherwise directed, either by the parties' mutual written instructions or by a final order of judgment of a court of competent jurisdiction or final decision through the provisions of Article 15.

11.3   **Seller's Remedies.** BUYER AND SELLER AGREE THAT IN THE EVENT ESCROW FAILS TO CLOSE DUE TO THE BREACH OF THIS AGREEMENT BY BUYER, THE PARTIES AGREE THAT SELLER'S SOLE REMEDY IS TERMINATION OF THIS AGREEMENT.

/s/ DB /s/ MS   /s/ TGR
Buyer's Initials   Seller's Initials

11.4   **Buyer's Remedies.** BUYER AND SELLER AGREE THAT IF THE SALE OF THE PROPERTY IS NOT COMPLETED AS HEREIN PROVIDED BY REASON OF A MATERIAL BREACH OF THIS AGREEMENT BY SELLER, BUYER'S SOLE REMEDY SHALL BE TO TERMINATE THIS AGREEMENT AND BUYER SHALL NOT HAVE ANY RIGHT TO PURSUE ANY OTHER REMEDIES AT LAW, IN EQUITY, OR SPECIFIC PERFORMANCE, ALL OF WHICH ARE WAIVED BY BUYER.

/s/ DB /s/ MS   /s/ TGR
Buyer's Initials   Seller's Initials

ARTICLE 12
REPRESENTATIONS, WARRANTIES, COVENANTS, RELEASES AND POST CLOSING ITEMS

12.1   **Limit on Escrow Holder's Responsibility.** Escrow Holder shall have no concern with, nor liability nor responsibility for, this Article.

12.2   **Brokerage Commission or Finder's Fee.** No brokerage commissions or finder's fees are payable in connection with this transaction. Each party warrants to the other that the warranting party has incurred no obligation, by reason of this Agreement or the transaction contemplated hereby, for a real estate brokerage commission or finder's fee for which the other party would be liable. Each party shall hold the other party free and harmless from and against any damage or expense the other party may incur by reason of the untruth as to the warranting party of the foregoing warranty, including expenses for attorney's fees and court costs. The obligations of this section shall survive the Close of Escrow and delivery of the Grant Deed.

12.3   **Other Warranties and Representations.** The representations and warranties set forth in this Section 12.3 shall be true as of the date of this Agreement and as of the Close of Escrow. Buyer and Seller, each to the other, hereby represent and warrant that (a) the transaction contemplated by this Agreement has been duly authorized by all necessary actions or approvals on the part of Buyer and Seller, respectively, (b) no other authorizations or approvals are necessary to enable the warranting party to enter into and perform this Agreement, (c) the warranting party is duly organized and existing and in good standing under the laws of the state of its formation and the State of California, (d) the warranting party has full right, capacity, power and authority to enter into this Agreement and carry out the terms of this Agreement, and (e) this Agreement and all other documents contemplated hereby and thereby when executed and delivered by the warranting party will be legally valid and binding obligations of the warranting party enforceable against the warranting party in accordance with their respective terms. Seller further warrants and represents to Buyer, that to the best of its knowledge:

        (a)   No Further Encumbrances. So long as this Agreement is in effect, Seller shall not allow title to the Property to become further encumbered or clouded except as may be caused by Buyer.

        (b)   No Pending Actions. To the best of Seller's knowledge, there are no actions, proceedings, or-investigations pending or threatened against Seller or the Property, before or by any court, arbitrator, administrative agency or other governmental authority which affect the Property or the ability of Seller to convey the Property to Buyer.

All of the representations and warranties made by Seller in this Agreement are limited to the actual knowledge of Seller and are based upon the actual knowledge of Ken Baumgartner or Jason Shepard only, without any duty of investigation or inquiry. Seller further represents and warrants to Buyer that the foregoing individuals are the persons affiliated with Seller who are most knowledgeable about the matters addressed in this section. Such representations and warranties are being made on behalf of Seller and not in such person's individual capacities. As a result, Seller shall be liable (and not such individuals) in the event any such representations or warranties are breached. If Seller should obtain actual knowledge of a material inaccuracy in any of Seller's representations and warranties which would materially adversely affect the Property before Close of Escrow, Seller shall promptly notify Buyer (which notice shall include copies of any instrument, correspondence or document upon which Seller's notice is based). If Buyer actually learns of the breach or inaccuracy of any Seller's representations and warranties before Close of Escrow, by closing escrow Buyer shall be deemed not to have relied on such representations and warranties and shall be deemed to have waived any and all claims against Seller for any such breach or inaccuracy. The representations and warranties made by Seller in this Agreement shall survive the Close of Escrow for a period of one (1) year.

    12.4   **"As Is" Purchase.** Except as otherwise set forth in this Agreement, Buyer shall accept the Property in an "as is" condition with all faults. During the Feasibility Period Buyer shall have satisfied itself as to all aspects of the Property and its feasibility for Buyer's intended purposes.

Buyer acknowledges and agrees (i) except as expressly provided in this Agreement, neither Seller nor anyone on Seller's behalf has made any representations or warranties respecting the Property or the physical condition thereof, (ii) except for the representations and warranties of Seller expressly set forth in this Agreement, Buyer is purchasing the Property "as is", and (iii) no broker, agent, or party other than Seller is authorized to make any representation or warranty for or on behalf of Seller.

Buyer agrees that it is the intent of the parties that, except for any representation or warranty of Seller expressly set forth in this Agreement, if any, (i) upon the Close of Escrow, any and all risks existing or hereafter arising in connection with the Property or any part thereof at any time shall shift to Buyer, and (ii) Seller shall have no obligation whatsoever in connection with the Property at any time. Except for any representations and warranties of Seller expressly set forth in this Agreement, Buyer on behalf of itself and for its agents, employees, contractors, visitors, affiliates, successors and assigns (collectively "Buyer's Group"), hereby releases and discharges Seller and its managers and members, and the employees, agents, attorneys, shareholders, members, managers, successors and assigns of Seller and its managers and members (collectively "Seller's Group") from any and all claims, liability, damages, losses, demands, costs, expenses (including but not limited to attorneys' and consultants' fees), and causes of action of all kinds, whether known or unknown, suspected or unsuspected, in any way arising out of or in connection with the Property or the physical condition thereof. Buyer agrees that this release shall apply to all unknown or unanticipated loss, damage, or injury, and hereby waives any and all rights under California Civil Code Section 1542, which reads as follows:

> A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor.

BUYER'S INITIALS: /s/ DB /s/ MS

12.5   **Lease.** Buyer acknowledges that (i) the Property is subject to the Lease and (ii) the lessee under the Lease is an affiliate of and Coast Imperial Partners, one of the buyers under this Agreement. At Close of Escrow, Seller will assign the Lease to Buyer and Buyer will assume the obligations of the lessor under the Lease.

12.6   **Survival.** The provisions of this Article 12 shall survive the Close of Escrow.

ARTICLE 13

ASSIGNMENT

13.1   **Limit on Escrow Holder's Responsibility.** Escrow Holder shall have no concern with, nor liability nor responsibility for, this Article.

13.2   **Assignment by Buyer.** Neither Buyer, nor any person or entity constituting Buyer, nor any assignee of Buyer's or any such person's or entity's rights hereunder, shall have the right or power to assign its or their rights hereunder without first having obtained Seller's written approval of any such assignment. Notwithstanding the above, Buyer shall have the right to assign this Agreement and escrow without obtaining Seller's consent to an entity that controls, is controlled by, or is under common control with Buyer, provided (i) such assignee assumes all obligations of Buyer under this Agreement in writing, and (ii) Buyer delivers written notice of such assignment and a copy of the assignment and assumption document to Seller and Escrow Holder at least five (5) Business Days prior to the Closing Date. Approval of any one assignment shall not constitute a waiver of Seller's right to approve or disapprove any subsequent proposed assignment. Any approved assignee must assume Buyer's obligations under this Agreement in a written agreement with Seller. No assignment pursuant to this Article shall relieve the assignor of any of its obligations under this Agreement.

13.3 **Effect of Approved Assignment.** In the event of any such approved assignment, the assignee shall be and become (i) the grantee of Seller's Grant Deed; (ii) the insured owner under the Title Policy; and (iii) the person(s) having the right or obligation to (a) deliver statements, (b) deliver documents, (c) give approvals, (d) waive conditions, or (e) make demands, all as may be permitted or required by this Agreement and not then already accomplished by Buyer or another approved assignee.

ARTICLE 14

JUDICIAL REFERENCE

The parties agree to submit any dispute between them arising from this Agreement to Judicial Arbitration and Mediation Services, Inc. ("JAMS") in San Diego County, California. In the event an action is filed in any court by either party to this Agreement involving a dispute arising from this Agreement, except for actions requesting injunctive relief or specific performance or related causes of action requesting the prevention of irreparable injury, either party may, upon five (5) days' notice to the other party, apply ex parte to the Court for a reference of the entire dispute to JAMS in accordance with Code Of Civil Procedure Section 638(1). For either voluntary submission of a dispute to JAMS or reference by the Court in the event an action has been filed, the parties shall mutually select a member from JAMS' panel to hear the dispute. In the event the parties cannot mutually select a member from the panel within ten (10) days after submission of the dispute to JAMS, then JAMS shall select the hearing officer. The hearing shall take place in San Diego County, California, on the first available date on the calendar of the hearing officer, or on such other date as the parties may agree upon in writing. This agreement to seek voluntary reference to resolve disputes shall not apply to any claim or action in which any of the causes of action includes disputes involving third parties other than the parties to this Agreement. The provisions of this Article 15 shall survive the Close of Escrow or termination of this Agreement.

BUYER AND SELLER ACKNOWLEDGE THAT BY AGREEING TO RESOLVE DISPUTES AS PROVIDED IN THIS ARTICLE THEY ARE GIVING UP THEIR RESPECTIVE RIGHTS TO HAVE SUCH DISPUTES TRIED BEFORE A JURY.

/s/ DB /s/ MS   /s/ TGR
Buyer's Initials   Seller's Initials

ARTICLE 15

GENERAL PROVISIONS

15.1 **Severability.** If any provision of this Agreement or the application of such provision to any person, entity, or circumstance is found invalid or unenforceable by a court of competent jurisdiction, that determination by such court shall not affect the other provisions of this Agreement and all other provisions of this Agreement shall be deemed valid and enforceable.

15.2   **Further Assurances.** Each Party agrees to execute such documents as are reasonable and necessary to carry out the provisions of this Agreement.

15.3   **No Partnership Relationship.** Nothing contained in this Agreement shall be construed as creating the relationship of principal and agent, partnership, or joint venture between Seller and Buyer.

15.4   **Gender, Number.** Whenever the context requires, the use herein of (i) the neuter gender includes the masculine and the feminine, and (ii) the singular number includes the plural.

15.5   **Business Days.** If the (i) stated Closing Date, or (ii) last day for performance of an act falls upon a day during which Escrow Holder is not open for business, the Closing Date or such last day, as the case may be, will be the next following regular Business Day of Escrow Holder. Notwithstanding the above, the Closing Date shall be no later than December 31, 2012.

15.6   **Survival of Provisions.** Except as expressly set forth in this Agreement to the contrary, and notwithstanding the provisions of Section 5.3, all representations, warranties, and indemnities set forth in this Agreement and all covenants which state that they survive the closing or termination of this Agreement shall remain operative and shall survive the termination of this Agreement or the closing and execution and delivery of Seller's Grant Deed and shall not be merged in Seller's Grant Deed.

15.7   **Authority of Signatories.** Buyer and Seller each represent with respect to itself that each individual signing this Agreement on its behalf (i) is duly authorized to sign and deliver this Agreement on its behalf, and (ii) this Agreement is binding upon such party in accordance with its terms.

15.8   **Captions.** Captions in this Agreement are inserted for convenience of reference only and do not define, describe or limit the scope or the intent of this Agreement.

15.9   **Exhibits.** All exhibits referred to in this Agreement are attached to, and are a part of, this Agreement.

15.10   **Entire Agreement.** This Agreement contains the entire agreement between the parties relating to the transaction contemplated hereby and all prior or contemporaneous agreements, understandings, representations and statements, oral or written, are merged herein.

15.11   **Modifications and Waivers.** No modification, waiver or discharge of this Agreement shall be valid unless the same is in writing and signed by the party against which the enforcement of such modification, waiver or discharge is or may be sought.

15.12   **Attorney's Fees and Costs.** If either party commences an action for the interpretation, reformation, enforcement (including, but not limited to, the enforcement of any indemnity provisions set forth in this Agreement), breach or rescission hereof, the prevailing party shall be entitled to a judgment against the other for an amount equal to reasonable attorneys' fees and court and other costs incurred.

15.13 **Successors.** All terms of this Agreement shall be binding upon and inure to the benefit of the parties and their respective administrators or executors, permitted successors and assigns.

15.14 **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one instrument.

15.15 **Applicable Law.** This Agreement shall be construed and enforced in accordance with the laws of the State of California.

15.16 **Time of Essence.** Time is of the essence of each and every provision of this Agreement in which time is an element.

15.17 **Confidentiality.** Buyer and Seller agree that the economic terms of this Agreement shall remain confidential and shall not be disclosed to any brokers or third parties (other than to a party's lender(s) or consultants) without the express consent of the other party.

15.18 **Notices.** Unless otherwise provided herein, all notices, demands or other communications given hereunder shall be in writing and shall be deemed to have been duly delivered upon personal delivery, or on receipt of a telecopy on a Business Day (provided it is received before 5:00 p.m. local time at the place of delivery; and if received after 5:00 p.m. local time at the place of delivery, or if it is received on a day that is not a Business Day, then it is deemed received on the next Business Day), or on the first (1st) Business Day after deposit with Federal Express or other overnight courier service, or as of the second (2nd) Business Day after mailing by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Seller:	Imperial Morningstar Land LLC c/o EBF & Associates, LP Attn: Thomas G. Rock 601 Carlson Parkway, Suite 200 Minnetonka, MN 55305 Facsimile: (952) 475-7324 E-mail: tom.rock@ebf.com
With a copy to:	Attention: Ken Baumgartner Kire Management Inc. 12050 Kirkham Ct Ste 6 Poway, CA 92064 Facsimile: (858) 386-4386 E-mail: ken@kireco.com
With a copy to:	Higgs Fletcher & Mack LLP Attention: Tim Waters, Esq.

<table>
<tr><td></td><td>401 West A St. Suite 2600
San Diego, CA 92101
Facsimile: (619) 696-1410
E-mail: twaters@higgslaw.com</td></tr>
<tr><td>If to Buyer:</td><td>Coast Imperial Partners
Attention: Donald V. Barioni
P.O. Box 398
Imperial, CA 92251</td></tr>
<tr><td>With a copy to:</td><td>S&W Seed Company
Attn; Michael Nordstrom
222 W. Lacey
Hanford, CA 93230</td></tr>
<tr><td>If to Escrow Holder:</td><td>First American Title Insurance Company
Attention: Karen Hagen
3131 Camino Del Rio North, Suite 190
San Diego, CA 92108
Facsimile: (888) 302-8627
E-mail: khagen®firstam.com</td></tr>
</table>

IN WITNESS WHEREOF, This Agreement has been executed as of the date set forth at the beginning hereof.

"BUYER"

Coast Imperial partners   S&W Seed Company
A California General Partnership   A Nevada Corporation

By: /s/ Donald V. Barioni   By: /s/ Matthew Szot
Its: General Partner   Its: CFO

    By: Donald V. Barioni, Trustee of the
        Barioni 2007 Family Trust dated 8/23/07
        as Partner

        By: /s/ Donald V. Barioni, Trustee
            Donald V. Barioni, Trustee

"SELLER"

Imperial Morningstar Land LLC
a Delaware limited liability company

By: Harrington Partners, L.P., a Delaware limited partnership, its sole member
     By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
     By: Tanglewood Capital Management, Inc., a Delaware corporation, its general partner

     By: /s/ Thomas G. Rock
        Thomas G. Rock
     Its: Authorized Representative

By: Merced Partners II, L.P., a Delaware limited partnership, its sole member
     By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
     By: Tanglewood Capital management, Inc., a Delaware corporation, its general partner

     By: /s/ Thomas G. Rock
        Thomas G. Rock
     Its: Authorized Representative

CONSENT OF ESCROW HOLDER

   The undersigned Escrow Holder hereby agrees to (i) accept the foregoing Agreement, (ii) be escrow agent under said Agreement, (iii) comply with the requirements of Section 6045 of the Internal Revenue Code with respect to the transaction contemplated by the foregoing Agreement, and (iv) be bound by said Agreement in the performance of its duties as escrow agent; provided, however, the undersigned shall have no obligations, liability or responsibility under (a) this Consent or otherwise, unless and until said Agreement, fully signed by the parties, has been delivered to the undersigned, or (b) any amendment to said Agreement unless and until the same is accepted by the undersigned in writing.

Dated: <u>12/26/12</u>   FIRST AMERICAN TITLE INSURANCE COMPANY

            By: <u>/s/ Karen Hagen</u>

LIST OF EXHIBITS

Exhibit "A"   Legal Description

Exhibit "B"   Grant Deed

Exhibit "C"   Property Information

Exhibit "D"   Assignment and Assumption of Lease

EXHIBIT "A"

LEGAL DESCRIPTION OF PROPERTY

Real property in the City of Imperial, County of Imperial, State of California, described as follows:

PARCEL A: (APN: 063-010-069-000)

PARCEL 2 OF PARCEL MAP NO. M-1125, IN THE CITY OF IMPERIAL, COUNTY OF IMPERIAL, STATE OF CALIFORNIA, ACCORDING TO MAP ON FILE IN BOOK 4, PAGE 58 OF PARCEL MAPS IN THE OFFICE OF THE COUNTY RECORDER OF IMPERIAL COUNTY.

PARCEL B: (APNS: 063-010-079-000 AND 063-010-080-000)

PARCELS 2 AND 3 OF PARCEL MAP NO. M-2013, IN THE CITY OF IMPERIAL, COUNTY OF IMPERIAL, STATE OF CALIFORNIA, ACCORDING TO MAP ON FILE IN BOOK 8, PAGE 61 OF PARCEL MAPS IN THE OFFICE OF THE COUNTY RECORDER OF IMPERIAL COUNTY.

When Recorded Mail To and Mail Tax
Statements To:

Coast Imperial Partners
Attention: Donald V. Barioni
P.O. Box 398
Imperial, CA 92251

SPACE ABOVE FOR RECORDER'S USE ONLY

GRANT DEED

In accordance with Section 11932 of the California Revenue and Taxation Code, Grantor has declared the amount of transfer tax which is due by a separate statement which is not being recorded with this Grant Deed.

FOR A VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, Imperial Morningstar Land LLC, a Delaware limited liability company ("Grantor"), hereby grants to Coast Imperial Partners, a California General Partnership, and S&W Seed Company, a Nevada corporation, as tenants in common ("Grantee") the real property in the City of Imperial, County of Imperial, State of California described on Schedule 1 attached hereto (the "Property").

MAIL TAX STATEMENTS AS DIRECTED ABOVE.

This conveyance is subject to all matters of record affecting title.

(continued on next page)

IN WITNESS WHEREOF, this instrument has been executed as of this _____ day of December, 2012

Imperial Morningstar Land LLC
a Delaware limited liability company

By: Harrington Partners, L.P., a Delaware limited partnership, its member
      By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
      By: Tanglewood Capital Management, Inc., a Delaware corporation, its general partner

      By:_____

      Its: _____

By: Merced Partners II, L.P., a Delaware limited partnership, its member
      By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
      By: Tanglewood Capital management, Inc., a Delaware corporation, its general partner

      By: _____

      Its: _____

SCHEDULE 1

LEGAL DESCRIPTION OF PROPERTY

Real property in the City of Imperial, County of Imperial, State of California, described as follows:

PARCEL A: (APN: 063-010-069-000)

PARCEL 2 OF PARCEL MAP NO. M-1125, IN THE CITY OF IMPERIAL, COUNTY OF IMPERIAL, STATE OF CALIFORNIA, ACCORDING TO MAP ON FILE IN BOOK 4, PAGE 58 OF PARCEL MAPS IN THE OFFICE OF THE COUNTY RECORDER OF IMPERIAL COUNTY.

PARCEL B: (APNS: 063-010-079-000 AND 063-010-080-000)

PARCELS 2 AND 3 OF PARCEL MAP NO. M-2013, IN THE CITY OF IMPERIAL, COUNTY OF IMPERIAL, STATE OF CALIFORNIA, ACCORDING TO MAP ON FILE IN BOOK 8, PAGE 61 OF PARCEL MAPS IN THE OFFICE OF THE COUNTY RECORDER OF IMPERIAL COUNTY.

STATE OF MINNESOTA)

COUNTY OF HENNEPIN)

      This instrument was acknowledged before me on _____ by Thomas G. Rock as an authorized signer of Imperial Morningstar Land LLC, a Delaware limited liability company.

Signature: _____

(Stamp)

Title (and rank):_____

My commission expires:_____

Document No. ______________________

Date Recorded _________________________

STATEMENT OF TAX DUE AND REQUEST THAT TAX DECLARATION

NOT BE MADE A PART OF THE PERMANENT RECORD

IN THE OFFICE OF THE COUNTY RECORDER

(Pursuant to Section 11932 R&T Code)

To: Registrar-Recorder
County of Imperial

Request is hereby made in accordance with the provisions of the Documentary Transfer Tax Act that the amount of tax due not be shown on the original document which names: Imperial Morningstar Land LLC (as Grantor) and Coast Imperial Partners, a California General Partnership, and S&W Seed Company, a Nevada corporation (as Grantee).

Property described in the accompanying document is located in the City of Imperial, County of Imperial, State of California.

The amount of tax due on the accompanying document is $____________.

________ Computed on full value of property conveyed, or

________ Computed on full value less liens and encumbrances remaining at time of sale.

Imperial Morningstar Land LLC
a Delaware limited liability company

By: Harrington Partners, L.P., a Delaware limited partnership, its member
By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
By: Tanglewood Capital Management, Inc., a Delaware corporation, its general partner

By:________________________________

Its: ________________________________

By: Merced Partners II, L.P., a Delaware limited partnership, its member
By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
By: Tanglewood Capital management, Inc., a Delaware corporation, its general partner

By: ________________________________

Its: ________________________________

EXHIBIT "C "

Property Information

- Tentative Map
- Conditions of Approval
- Certificate of Completion (Annexation Documents IM 1-04)
- Final Map (Not approved)
- Grading and Improvement Plans (Unit 1 & 2: not approved)
- Master Sanitary Sewer Study: Oct 2005
- Water Study: October 2006
- Phase 1: February 14, 2005
- Farm Lease: January 2010

EXHIBIT "D"

ASSIGNMENT OF LEASE

This Assignment of Lease ("Assignment") dated _____, 2012, is entered into by and between Imperial Morningstar Land LLC, a Delaware limited liability company ("Assignor"), and Coast Imperial Partners, a California General Partnership, and S&W Seed Company, a Nevada corporation (individually and collectively, "Assignee"), with regard to the following facts:

RECITALS

A.   Assignor as seller and Assignee as buyer have entered into that certain Purchase Agreement and Escrow Instructions dated as of December 21, 2012 (the "Purchase Agreement") for the purchase and sale of certain real property in the City of Imperial, Imperial County, California, the legal description of which is set forth therein (the "Property").

B.   The Property is subject to that certain Amended Lease Agreement between C.B.M. Ginning Company, as lessee and Assignor as lessor dated as of January 1, 2010 (the "Lease").

C.   Concurrently herewith, Assignee is closing on the purchase of the Property from Assignor pursuant to the terms of the Purchase Agreement.

D.   Assignor wishes to assign all its right, title and interest under the Lease to Assignee, and Assignee wishes to assume all rights and obligations thereunder, pursuant to the terms of this Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.   Assignor assigns and delivers to Assignee all of Assignor's estate, right, title and interest in and to the Lease and Assignee accepts such assignment, in each case as of the Effective Date of this Assignment.

2.   Assignee assumes and agrees to perform and be bound by all of the terms, covenants, conditions and obligations imposed upon Assignor as landlord under the Lease accruing or arising on or after the Effective Date of this Assignment.

3.   This Assignment will be effective as of the date that a grant deed conveying title from Assignor to Assignee is recorded in the Official Records of the Imperial County Recorder (the "Effective Date").

4.   In the event of any action or suit by a party hereto against another party hereto by reason of any breach of any of the covenants, conditions, agreements or provisions on the part of the other party arising out of this Assignment, the prevailing party shall be entitled to recover from the other party all costs and expenses of the action or suit, including reasonable attorneys' fees.

5.   This Assignment may be executed in counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

6.   This Assignment shall be binding upon and inure to the benefit of the successors, assignees, personal representatives, heirs and legatees of all the respective parties hereto.

7.   This Assignment shall be governed by, interpreted under, and construed and enforceable in accordance with, the laws of the State of California.

IN WITNESS WHEREOF, Assignor and Assignee have executed and delivered this Assignment as of the day and year first written above.

"Assignor"

Imperial Morningstar Land LLC
a Delaware limited liability company

By: Harrington Partners, L.P., a Delaware limited partnership, its sole member
         By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
         By: Tanglewood Capital Management, Inc., a Delaware corporation, its general partner

         By:_____

         Its: _____

By: Merced Partners II, L.P., a Delaware limited partnership, its sole member
         By: Lydiard Partners, L.P., a Delaware limited partnership, its general partner
         By: Tanglewood Capital management, Inc., a Delaware corporation, its general partner

         By: _____

         Its: _____

"Assignee"

Coast Imperial partners   S&W Seed Company
A California General Partnership   A Nevada Corporation

By:_____   By:_____
Its:_____   Its:_____